

April 7, 2017

Via E-mail
Alejandro Vargas
Chief Executive Officer
Puebla Resources Corp.
Apartada Postal 3-3
Pitillal, Jalisco, CP 48290, México

>    **Re:    Puebla Resources Corp.**
>    **Registration Statement on Form S-1**
>    **Filed March 13, 2017**
>    **File No. 333-216651**

Dear Mr. Vargas:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Dilution, page 14

2.    You disclose on page 14 that dilution in your pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of your common stock in the offering and the pro forma net tangible book value per share of common stock immediately following the offering.  However, it does not appear that the amounts and related percentages of dilution disclosed on page 15 under each assumption

of shares sold (i.e., 100%, 75%, etc.) were calculated in this manner. In addition, the percentages disclosed in the line item "percentage increase in NTBV per share attributable to the cash payment made by purchasers" under each assumption also appear to be incorrect. Please revise to correct these computational errors.

Description of Property page 25

3.     Please revise to remove the terms possible and implied reserves. These terms are not defined under Industry Guide 7. See paragraph (a) of Industry Guide 7.

4.     Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

5.     Please discuss the quality assurance program associated with the sampling data presented in this section and your exploration program. If unknown, include a statement to this effect in your filing.

Security Ownership of Certain Beneficial Owners and Management, page 33

6.     Please update this disclosure to reflect the most recent practicable date rather than November 2016.

Undertakings, page 37

7.     Please provide the undertakings as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Exhibits

8.     Please file all exhibits including the exhibit required by Item 601(b)(21) of Regulation S-K and your agreement with your consulting geologist.

Signatures

9.     Please identify each capacity in which Alejandro Vargas is signing the registration statement including controller or principal accounting officer, as applicable. Refer to Instruction 1 to the signature section on Form S-1.


We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Alejandro Vargas
Puebla Resources Corp.
April 7, 2017
Page 3

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Linda Cvrkel, Staff Accountant, at 202 551-3813 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.  Please contact John Coleman, Staff Engineer, at (202) 551-3610 for engineering related questions.  Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal branch Chief, at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining


cc:    K. Elisabeth Castro, Esq.